Exhibit 99.2

Description of the Transaction

On October 9, 2018, the Company entered into a Share Sale and Purchase Agreement on October 3, 2018 (the “Purchase Agreement”) pursuant to which Dragon Jade International Limited (“DJIL”, “Dragon Jade”) was the legal and accounting acquirer, agreed to purchase 100% issued and outstanding share capital of Montrose Food & Wine H.K. Limited (“Montrose HK”) which was the legal and accounting acquiree, with a total consideration of $616,410 of which $256,410 (HK$2 million) paid in cash and $360,000 paid in 100,000 DJIL common stock with fair value at $3.60 per share as of December 31, 2018.

On December 31, 2018, the acquisition transaction was completed and Montrose HK and its subsidiaries became wholly owned subsidiaries of DJIL. At the closing of the acquisition, DJIL paid $256,410 in cash to the original shareholder of Montrose HK. The 100,000 shares of the Company’s common stock were issued to the original shareholder of Montrose HK on April, 9, 2019 after all the required procedures and documents were completed and presented.

After the transaction was completed, Montrose HK and its subsidiaries became wholly owned subsidiaries of DJIL. This transaction would be classified as an acquisition. There was no change in control after this transaction. All the assets and liabilities of Montrose HK and its subsidiaries would be recoded and reflected at fair value as at January 1, 2019 and would be consolidated in the financial statement of DJIL from January 1, 2019 onwards under acquisition method. Since all the assets and liabilities of Montrose HK and its subsidiaries would be accounted at fair value as at January 1, 2019 whereas intangible assets and goodwill would be recognized and reflected in the consolidated financial statements of DJIL after January 1, 2019. The following pro forma condensed combined financial statements were prepared to reflect the financial condition and position as if Montrose HK and its subsidiaries were wholly owned subsidiaries of DJIL as at January 1, 2018. See the following notes to the unaudited pro forma condensed combined financial statements for details.

DRAGON JADE INTERNATIONAL LTD.

Unaudited Pro Forma Condensed Combined Balance Sheets

December 31, 2018

	Dragon Jade	Montrose HK	Pro Forma Adjustments	Notes	Pro Forma Combined
	(Unaudited)	(Audited)			(Unaudited)
Assets
Current Assets
Amount due from subsidiaries	$-	$28,460	$-		$28,460
Amount due from related companies	166,667	124,710	(166,667)	(3b)	124,710
Loan receivables	1,130,982	-	-		1,130,982
Trade and other receivables	1,003,655	495,523	(256,410)	(3a)	1,242,768
Inventory	74,556	592,681	-		667,237
Cash and cash equivalents	509,219	83,536	-		592,755
Total current assets	2,885,079	1,324,910	(423,077)		3,786,912
Property and equipment, net	154,222	14,324			168,546
Intangible assets	-	-	62,692	(3a)	62,692
Goodwill	-	-	259,520	(3a)	259,520
Total assets	$3,039,301	$1,339,234	$(100,865)		$4,277,670
Liabilities and Stockholders’ Equity
Current liabilities
Trade and other payables	$269,284	$591,811	$-		$861,095
Amount due to fellow subsidiaries	-	166,667	(166,667)	(3b)	-
Amounts due to shareholder	-	30,148	-		30,148
Temporary loan	-	256,410	-		256,410
Total current liabilities	269,284	1,045,036	(166,667)		1,147,653
Total liabilities	269,284	1,045,036	(166,667)		1,147,653

Shareholder’s equity
Common stock	17,543,961	1,282	(1,282)	(3a)	17,543,961
Additional paid-in capital	-	1,166,888	(1,166,888)	(3a)	-
Common stock to be issued	-	-	360,000	(3a)	360,000
Accumulated deficit	(14,722,447)	(873,972)	873,972	(3a)	(14,722,447)
Total shareholder’s equity	2,821,514	294,198	65,802		3,181,514
Non-controlling interest	(51,497)	-	-		(51,497)
Total liabilities and shareholder’s equity	$3,039,301	$1,339,234	$(100,865)		$4,277,670

(1)  See Note to the accompanying notes to unaudited pro forma condensed combined financial statements

DRAGON JADE INTERNATIONAL LTD.

Unaudited Pro Forma Condensed Combined Statements of Operations

For the Year Ended December 31, 2018

	Dragon Jade	Montrose HK	Pro Forma Adjustments	Notes	Pro Forma Combined
	(Unaudited)	(Audited)			(Unaudited)
Product sales	$234,855	$2,257,241	$-		$2,492,096
Cost of product sales	63,985	1,383,244	-		1,447,229
Gross profit	170,870	873,997	-		1,044,867
Operating expenses
Selling, general and administrative	5,791,433	1,109,918	-		6,901,351
Total operating expenses	5,841,433	1,109,918	-		6,901,351
Operating income (loss)	(5,620,563)	(235,921)	-		(5,856,484)
Other (expenses) income, net	46,466	301,510	-		347,976
Interest expenses	-	(46,014)	-		(46,014)
Non-controlling interests	10,493	-	-		10,493
Net income (loss)	$(5,563,604)	$19,575			$(5,544,029)
Net income (loss) per share:
Basic	$(0.092)	1.96	(1.771)		$(0.097)
Weighted average common shares outstanding:
Basic	57,023,319	10,000	90,000		57,123,319

 (1)  See Note to the accompanying notes to unaudited pro forma condensed combined financial statements

DRAGON JADE INTERNATIONAL LTD.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Basis of Presentation

The accompanying unaudited pro forma condensed combined financial statements combine the historical consolidated financial statements of Dragon Jade and those of Montrose HK after giving effect to the acquisition, using the acquisition method of accounting in accordance with Accounting Standards Codification (ASC) 805, “Business Combinations”, and applying the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined statements of operations combine Dragon Jade’s unaudited consolidated operating results for the year ended December 31, 2018, with the operating results of Montrose HK for the year ended December 31, 2018, respectively. The unaudited pro forma condensed balance sheets combine Dragon Jade’s consolidated balance sheet as of December 31, 2018 with the audited balance sheet of Montrose HK as of December 31, 2018. The unaudited pro forma condensed combined statements of operations and balance sheets give effect to the acquisition as if such transaction had occurred at the beginning of the year. The historical combined financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combination.

2.	Estimated consideration and preliminary purchase price allocation

The Company accounted for the Acquisition as the purchase of a business under U.S. GAAP. Under the acquisition method of accounting, the assets of Montrose HK will be recorded as of the acquisition date at December 31, 2018, in fair values, and combined with Dragon Jade International Limited.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:

Component	Acquiree’s carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	$14,324	–	$14,324
Inventories	$592,681	–	$592,681
Trade receivables, deposits, prepayment and other receivables	$648,693	-	$648,693
Trade payables and accruals	$(591,811)	-	$(591,811)
Cash	$83,536	-	$83,536
Loan payables	$(453,225)	-	$(453,225)
Intangible assets - Customer relationship	-	62,692	62,692
	$294,198	62,692	$356,890
Goodwill			$259,520
Total purchase price			$616,410

Montrose HK’s results of operations are consolidated with the Company effective January 1, 2019.

3.	Pro Forma Adjustments

This note should be read in conjunction with Notes 1 and 2. Adjustments included in the pro forma adjustments column of the pro forma condensed combined statement of operations and the pro forma condensed combined balance sheet include the following, as indicated in the “Notes” column thereto:

(a)	Reflects adjustments to record goodwill of $259,520 related to the transaction. Reflects the fair value estimate of identifiable intangible assets to be acquired by Dragon Jade of $62,692. The identifiable intangible asset includes customer relationship.
(b)	Represents the elimination of the amount of loan due from Montrose HK to a subsidiary of Dragon Jade.